SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C., 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*



                        NEXTGEN COMMUNICATIONS CORP.
                   (formerly US Industrial Services, Inc.)
           ------------------------------------------------------
                              (Name of Issuer)



                   Common Stock, par value $.01 per share
           ------------------------------------------------------
                       (Title of Class of Securities)



                                 90332T 10 6
           ------------------------------------------------------
                               (CUSIP Number)



                               Douglas Gerrard
                         Deere Park Capital, L.L.C.
                        540 Lake Cook Road, Suite 150
                          Deerfield, Illinois 60015
                        Telephone no. (847) 444-3007
           ------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                              January 10, 2002
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP NO. 90332T 10 6
------------------------------------------------------------------------

(1)   Name of Reporting Persons/I.R.S. Identification Nos.
      of Above Persons (entities only)

      Deere Park Capital, L.L.C.
      FEIN: 36-4192059
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [   ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only


------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Illinois
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            650,000
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive Power
                                    650,000
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      650,000
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      5.9%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      OO
------------------------------------------------------------------------












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


CUSIP NO. 90332T 10 6
------------------------------------------------------------------------

(1)   Name of Reporting Persons/I.R.S. Identification Nos.
      of Above Persons (entities only)

      Douglas A. Gerrard
------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [   ]
                                                             (b)   [   ]

------------------------------------------------------------------------
(3)   SEC Use Only

------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant
      to Item 2(d) OR 2(e)                                         [   ]

------------------------------------------------------------------------
(6)   Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------
                        (7)   Sole Voting Power
Number of                           -0-
Shares                  ------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by                            650,000
Each                    ------------------------------------------------
Reporting               (9)   Sole Dispositive Power
Person                              -0-
With                    ------------------------------------------------
                        (10)  Shared Dispositive Power
                                    650,000
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      650,000
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]

------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      5.9%
------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------














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


ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Nextgen Communication Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Deere Park Capital, L.L.C. ("Deere Park"); and Douglas A. Gerrard, an individual who is a member and the manager of Deere Park ("Gerrard").

      (b) The address of Deere Park, and the business address of Gerrard, is 540 Lake Cook Road, Suite 150, Deerfield, IL 60015.

      (c) Deere Park is a private investment firm. Gerrard's principal occupation is investment management for Deere Park.

      (d) Neither Deere Park nor Gerrard has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Deere Park nor Gerrard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Deere Park is an Illinois limited liability company. Gerrard is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source and the amount of funds or other consideration used by Deere Park in obtaining the shares of Common Stock of the Company held by Deere Park is as follows:

      On July 21, 2000, Deere Park foreclosed on 7,175,858 shares of Common Stock pledged to Deere Park in January 2000 by a third party.

      On December 21, 2000, Deere Park entered into a Stock Purchase Agreement pursuant to which it sold 3,587,929 shares of Common Stock to Frank J. Fradella, the President and Chief Executive Officer of the Company ("Fradella"), for cash.

      On March 23, 2001, Deere Park entered into a Stock Purchase Agreement (the "March 2001 Purchase Agreement") pursuant to which it sold 3,337,929 shares of Common Stock to Fradella for (i) $800,000 in cash, and (ii) a Secured Convertible Promissory Note in the principal amount of $350,000 due and payable on June 21, 2001 (the "Note"). The Note, which bore interest at 9% per annum, was secured by Fradella's pledge of 500,000 shares of Common Stock (the "Pledged Shares") pursuant to a Hypothecation Agreement dated March 23, 2001 (the "Hypothecation Agreement"). On March 23, 2001, Deere Park also transferred 100,000 shares of Common Stock to Leonard B. Feldman ("Feldman") in consideration for consulting services rendered by Feldman to Deere Park in connection with the March 2001 Purchase Agreement.

      Between June 21, 2001 and November 30, 2001, Fradella failed to fulfill his obligations under the Note. On November 30, 2001, Deere Park and Fradella entered into an Agreement (the "November 2001 Agreement") pursuant to which Fradella transferred the Pledged Shares to Deere Park in full satisfaction of the Note on January 10, 2002.




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


ITEM 4.  PURPOSE OF TRANSACTION.

      The purpose of the November 2001 Agreement was to enforce Deere Park's rights under the Hypothecation Agreement following Fradella's failure to satisfy his obligations under the Note.

      Deere Park currently has no plans to acquire or dispose of any shares of Common Stock of the Company; however, it may determine to dispose of some or all of its shares of Common Stock depending upon a number of factors, including the prospects of the Company, general market and economic conditions and other relevant factors.

      Except as set forth above, neither of Deere Park or Gerrard has any plans or proposals which relate to or would result in any of the following:

      (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

      (c) A sale or transfer of a material amount of assets of the Partnership;

      (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Partnership;

      (f) Any other material change in the Partnership's business or corporate structure;

      (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

      (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to those enumerated above.


      Any decision by Deere Park or Gerrard in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.
















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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 10,972,000 shares outstanding, which is the total number of shares of Common Stock outstanding on September 30, 2001, as reported by the Company in its Form 10-QSB for the period ending September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001. Each of Deere Park and Gerrard beneficially owns 650,000 shares of Common Stock, representing approximately 5.9% of the number of issued and outstanding shares of Common Stock as of September 30, 2001.

      (b) Each of Deere Park and Gerrard shares the power to vote and dispose of all of the shares of Common Stock beneficially owned by it or him with the other.

      (c) Other than the transactions described in Item 3 above, neither of Deere Park or Gerrard has engaged in any transactions in the Common Stock within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

      As described in Item 3 of this Schedule 13D: the March 2001 Purchase Agreement (attached hereto as Exhibit 1) sets forth Deere Park's agreement with Fradella with respect to the sale of shares of Common Stock pursuant thereto; the Note (attached hereto as Exhibit 2) provides for the payment by Fradella of $350,000 of principal and accrued interest on June 21, 2001; the Hypothecation Agreement (attached hereto as Exhibit 3) provides for the pledge by Fradella of 500,000 shares of Common Stock to secure his obligations under the Note; and the November 2001 Purchase Agreement (attached hereto as Exhibit 4) provides for the transfer by Fradella to Deere Park of the Pledged Shares in full satisfaction of the Note.

      Except as set forth in Item 3 of this Schedule 13D, neither of Deere Park or Gerrard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1.    March 2001 Purchase Agreement

      2.    Note

      3.    Hypothecation Agreement

      4.    November 2001 Agreement











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


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 2002


                                    Deere Park Capital, L.L.C.



                                    By:    /s/ Douglas Gerrard
                                           -------------------------
                                           Name:  Douglas Gerrard
                                           Title: Manager



                                           /s/ Douglas Gerrard
                                           -------------------------
                                           Douglas Gerrard














































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


                                EXHIBIT INDEX

Exhibit
No.         Document
-------     --------

  1.        Stock Purchase Agreement, dated March 23, 2001, between
            Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to Exhibit 2 to Schedule 13D filed by Deere Park Capital, L.L.C. and Douglas Gerrard with the Securities and Exchange Commission on April 23, 2001).

  2. Secured Promissory Note dated as of March 23, 2001 issued by Frank J. Fradella to Deere Park Capital, L.L.C. (incorporated by reference to Exhibit 3 to Schedule 13D filed by Deere
            Park Capital, L.L.C. and Douglas Gerrard with the Securities and Exchange Commission on April 23, 2001)

  3.        Hypothecation Agreement dated as of March 23, 2001 among
            Deere Park Capital, L.L.C., Frank J. Fradella, and US
            Industrial Services, Inc. (the predecessor to Nextgen
            Communications Corporation) (incorporated by reference to
            Exhibit 4 to Schedule 13D filed by Deere Park Capital, L.L.C. and Douglas Gerrard with the Securities and Exchange Commission on April 23, 2001).

  4. Agreement dated as of November 30, 2001 between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to Exhibit 1 to Schedule 13D filed by Frank J. Fradella with the Securities and Exchange Commission on January 3, 2002).







































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